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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Benchmark Electronics, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

08160H101

(CUSIP Number)

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Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	3,510,600
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	3,510,600
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,510,600
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.4%
14.	TYPE OF REPORTING PERSON	PN

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1.	NAMES OF REPORTING PERSONS...........................MCM Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	3,510,600
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	3,510,600
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,510,600
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.4%
14.	TYPE OF REPORTING PERSON	OO

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ITEM 1. SECURITY AND ISSUER

                 This Amendment No. 4 to statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $.10 per share (the “Common Stock”), of Benchmark Electronics, Inc., a Texas corporation (the “Issuer”or the “Company”), the principal executive offices of which are located at 3000 Technology Drive, Angleton, Texas 77515. This Amendment No. 4 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 4 shall have the respective meanings given to such terms in the Schedule 13D as originally deemed filed on September 20, 2004 (“Original Schedule 13D”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                The total purchase price of the 3,510,600 shares of Common Stock (the “Shares”) purchased by MMI Investments was $99,029,880; the source of funds is a combination of MMI's working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 4. PURPOSE OF TRANSACTION

                 MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders, including as described in the following paragraph.

                 On March 30, 2005, MMI Investments submitted to the Board of Benchmark a cover letter and presentation, filed herewith as Exhibit 2, analyzing the Company's cash and liquidity position and discussing MMI Investments’ views concerning the desirability of payment of a special cash dividend.

                 On November 16, 2005, MMI Investments submitted to the Board of Benchmark a letter filed herewith as Exhibit 3, again recommending the payment of a special dividend and urging that the Board enunciate its own strategy to improve shareholder value.

                 Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 41,991,379 shares of Common Stock outstanding as of November 4, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 filed with the SEC on November 9, 2005, the Shares owned by MMI Investments represent approximately 8.4% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments’ and MCM’s knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        Since the filing of Amendement No. 3 to this Schedule 13D on October 25, 2005, there have been no transactions with respect to the Common Stock by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: November 17, 2005

MMI INVESTMENTS, L.P. By: MCM Management, LLC General Partner By: /s/ JEROME J. LANDE Jerome J. Lande Vice President MCM MANAGEMENT, LLC By: /s/ JEROME J. LANDE Jerome J. Lande Vice President

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SCHEDULE I

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of September 20, 2004, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to the Original Schedule 13D)
2.
MMI Investments, L.P. Cover Letter and Presentation to the Board of Directors of Benchmark Electronics, Inc. - Optimizing Shareholder Value (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Original Schedule 13D)
3.	MMI Investments, L.P. Letter dated November 16, 2005 to the Board of Directors of Benchmark Electronics, Inc.

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Exhibit 3

[MMI Investments, L.P. Letterhead]

November 16, 2005

The Board of Directors

Attn: Chairman Donald Nigbor

Benchmark Electronics, Inc.

3000 Technology Drive

Angleton, TX 77715

Dear Members of the Board:

As Benchmark’s largest stockholder (according to SEC filings) we are highly concerned about Benchmark’s poor stock performance and recent decline in financial results. Since we proposed a stock-value-accretive $8 special dividend seven months ago (which the Board summarily rejected, without enunciating its own plan to improve stockholder value), our stock has fallen nearly 7%. Benchmark’s stock price is virtually unchanged from its levels of more than five years ago, more than 15% below its levels of two years ago and more than 25% below its 2004 peak. Furthermore, Benchmark remains undervalued relative to its peers (nearly 20% on measures of industry-wide calendar 2005 price-to-earnings ratios, over 50% versus Jabil and Plexus, the companies to which we believe Benchmark is most comparable). This undervaluation may be partly due to the fact that Benchmark has experienced rapidly declining financial performance of late:

•	Benchmark has produced five consecutive quarters of year-over-year operating margin declines and seven consecutive quarters of year-over-year gross margin declines.

•	Days-sales-outstanding and inventory-days have both risen year-over-year for the last seven quarters, while ROIC has declined every quarter in 2005, sequentially and year-over-year.

•

Even sales growth, which has lessened customer concentration, has exposed weakened profitability: $191 million in year-over-year sales growth for the last twelve months produced only $1 million in incremental operating profit – an implied operating margin of only 0.5%.

This declining profitability and capital efficiency suggest to us that either Benchmark is failing to overcome competitive pressures, or is being run for the benefit of its customers above its stockholders. Benchmark may simply be too small to compete, grow aggressively while retaining its margins, and succeed as a public company. Benchmark will certainly experience significant margin pressure so long as it greatly lags its competition in manufacturing exposure to low-cost/high-growth geographies, particularly China. Benchmark’s concentration of domestic manufacturing is the EMS industry’s second highest. Moreover, since 1999 (when several EMS companies had similar exposure), Benchmark has achieved the smallest reduction in domestic concentration in its industry.

We continue to believe an $8 special dividend is a sound means to improve stockholder value. The Board has indicated that they disagree, but not that they have any strategy of their own to improve stockholder value. Cary Fu’s response to stockholder concerns about value has been “...the Street will do what it will do...”, as he stated on the 2005 third quarter call. This is an inadequate strategy at any time, but least credible when financial performance is declining. Since the Board disagrees with our proposal, we request that the Board enunciate its own strategy to improve stockholder value. Otherwise we have no choice but to conclude that management and the Board are either unwilling or unable to act on behalf of stockholders to improve value.

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We would like your response, including the Board’s strategy to improve stockholder value, as soon as possible. We are available to discuss these issues.

Sincerely,

/s/ Clay Lifflander

Clay Lifflander

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